Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals to Change its Name to “EMX Royalty Corporation”
and Provides Corporate Update

Vancouver, British Columbia, May 3, 2017 (TSX Venture: EMX; NYSE MKT: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce its decision to change the name of the Company, as well as an executive management appointment and other corporate developments. Please see www.eurasianminerals.com for more information.

Company Name Change. EMX has evolved as a company over the years, growing its mineral property portfolio to span five continents and focusing on royalty growth. As a result, the Company has decided to change its name to “EMX Royalty Corporation” to better reflect the nature of its business. The change is subject to approval of the TSX Venture Exchange and NYSE MKT. The effective date and new CUSIP number and ISIN will be announced shortly.

Management Appointment. To further strengthen EMX's royalty acquisition and company-building business initiatives, Mr. Thomas G. Mair has been appointed as the General Manager of Corporate Development. Mr. Mair brings a wealth of executive level financial and management expertise to EMX from over 35 years with Newmont, Golden Star Resources, and more recently, his consulting services practice. He has BA and MBA degrees from Queen's University in Ontario, Canada, and is a certified professional accountant (CPA, CMA). Mr. Mair is actively working on a number of initiatives to achieve the Company's goal of growing additional royalty income. EMX is pleased to have him join the team.

Proposed Share Issuances. EMX intends to issue 18,634 shares (valued at US $18,000) to Mr. Mair in respect of work performed for EMX in the first three months of 2017. Mr. Mair's consulting agreement has a one year, renewable term expiring October 31, 2017, and permits the Company to satisfy all or part of his consulting fees by the issuance of shares. EMX valued the 18,634 shares at the VWAP of its shares on the NYSE MKT for the five trading days ended March 31, 2017. EMX also intends to issue 30,000 common shares as a bonus to an employee of its Denver office. Both issuances are subject to stock exchange approvals.

IGC Update and Loan. IG Copper LLC ("IGC") has advised that the 2017 exploration program at its Malmyzh copper-gold porphyry project is underway, with priority follow-up drilling planned for the Freedom and Valley deposits. The Malmyzh joint venture's exploration and mining licenses are held by IGC (51%) and Freeport-McMoRan Exploration Corporation (49%), with IGC operating and managing the project. EMX is IGC’s largest shareholder with approximately 39% of the issued and outstanding shares (36% equity position on a fully-diluted basis).

EMX entered into a loan agreement with IGC on April 21, 2017 whereby it loaned US $250,000 to IGC for its Malmyzh exploration activities. IGC must repay the loan, with 8% annual interest, in one year. The Company may convert all or part of the loan into units of IGC at US $5.00 per unit. Each unit is convertible into one membership interest in IGC and one warrant. Each warrant will entitle the Company to purchase one membership interest for US $7.00 for a period of one year from issuance.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance its mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Suite501– 543GranvilleStreet,Vancouver,BritishColumbiaV6C1X8,Canada
Tel:(604)688–6390Fax:(604)688– 1157
www.EurasianMinerals.com

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward–LookingStatements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the year ended December 31, 2016 (the “MD&A”) and the most recently filed Form 20-F for the year ended December 31, 2016, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite501– 543GranvilleStreet,Vancouver,BritishColumbiaV6C1X8,Canada
Tel:(604)688–6390Fax:(604)688– 1157
www.EurasianMinerals.com